ARRIVED HOLDINGS, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 and 2024

ARRIVED HOLDINGS, INC.
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024

ARRIVED HOLDINGS, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

		December 31, 2025		December 31, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	35,615,198	$	20,641,041
Account receivables		199,450		164,907
Due from related parties		544,125		451,216
Prepaid expenses		253,056		137,815
Total current assets		36,611,828		21,394,979
Due from related parties		3,925,996		1,622,561
Other assets		242,542		242,542
Bridge financing receivable, related parties		14,860,316		3,187,726
Notes receivable, related parties		13,407,737		7,378,322
Investment in related party		12,276		12,701
Property and equipment, net		-		3,535,545
Deposits		35,066		107,161
Total assets	$	**69,095,762**	$	**37,481,536**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accrued expenses		1,967,517		1,122,676
Accounts payable		28,916		14,622
Credit card payable		168,249		130,560
Total Current liabilities		2,164,682		1,267,858
Tenant deposits		-		2,795
Mortgage payable, net		-		-
Notes payable, net		37,541,000		19,770,000
Note payable, domain, net		56,635		101,635
Lines of credit				
Total Liabilities		39,762,318		21,142,289
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 1,272,972 Series Seed preferred shares authorized, issued and outstanding as of December 31, 2025 and 2024 (original issue price per share of $6.2845)		13		13

	December 31, 2025	December 31, 2024
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 90,998 Series Seed-1 preferred shares authorized, issued and outstanding as of December 31, 2025 and 2024 (original issue price per share of $1.1463)	1	1
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 192,917 Series Seed-2 preferred shares authorized, issued and outstanding as of December 31, 2025 and 2024 (original issue price per share of $1.5291)	2	2
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 415,663 Series Seed-3 preferred shares authorized, issued and outstanding as of December 31, 2025 and 2024 (original issue price per share of $2.2927)	4	4
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 34,097 Series Seed-4 preferred shares authorized, issued and outstanding as of December 31, 2025 and 2024 (original issue price per share of $4.2993)	-	-
Preferred stock, $.00001 par value; 3,855,477 preferred shares authorized; 2,340,891 and 2,183,769 Series A preferred shares authorized, issued and outstanding as of December 31, 2025 and 2024 (original issue price per share of $14.8044)	23	22
Preferred stock, $.00001 par value; 939,618 preferred shares authorized; 660,738 and 0 Series B preferred shares authorized, issued and outstanding as of December 31, 2025 and 2024 (original issue price per share of $26.6065)	6	-
Common Stock, $.00001 par value; 10,900,000 common stock authorized; 4,067,572 and 4,046,267 issued and outstanding at December 31, 2025 and 2024	40	40
Additional paid in capital	62,576,040	42,855,030
Accumulated deficit	(33,242,685)	(26,515,865)
Total stockholders' equity	29,333,444	16,339,247
Total liabilities and stockholders' equity	$ 69,095,762	$ 37,481,536

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED HOLDINGS, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
Revenue		
Revenue	$ 8,719,124	$ 5,564,443
Revenue - rental income	16,140	85,405
Total revenue	8,735,264	5,649,848
Cost of revenue	739,055	596,748
Gross profit	7,996,210	5,053,101
Operating expenses		
General and administrative expenses	2,064,652	1,499,992
Marketing and advertising expenses	3,296,033	2,107,732
Payroll and related expenses	8,505,724	9,382,286
Operating and maintenance expenses	120,775	118,944
Credit loss expense	-	130,284
Depreciation	-	36,326
Insurance	144,892	144,068
Management fees	-	8,791
Property taxes	-	14,380
Other operating expenses	239,519	460,177
Total operating expenses	14,371,594	13,902,981
Operating loss	(6,375,384)	(8,849,880)
Other income (expense)		
Interest expense	(1,780,508)	(1,565,857)
Write-off of due from related party	(55,310)	(163,045)
Other income	407,829	498,578
Interest income	433,824	412,614
Interest income - yield on deposits	642,729	459,728
Other expenses	-	(6,550)
Total other expense	(351,436)	(364,532)
Net loss	$ (6,726,821)	$ (9,214,413)

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED HOLDINGS, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2025 AND 2024

	Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Common stock		Additional paid	Accumulated	Total stockholders'
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	in capital	deficit	equity
January 1, 2024	(1,272,963) $ (13)		(90,998) $ (1)		(192,917) $ (2)		(415,663) $ (4)		(34,097) $ -		(1,688,687) $ (17)		- $ -		(4,023,274) $ (40)	$	(35,127,309) $	17,301,452 $	(17,825,933)
Sale of Series A Preferred Stock, net of offering cost of $80	- $ -		- $ -		- $ -		- $ -		- $ -		495,082 $ 5		- $ -		- $ -	$	7,329,403 $	- $	7,329,408
Exercise of options	- -		- -		- -		- -		- -		- -		- -		22,993 -		48,402	-	48,402
Transfer of retained earnings upon deconsolidation of series	- -		- -		- -		- -		- -		- -		- -		- -		181,855	-	181,855
Share-based compensation	- -		- -		- -		- -		- -		- -		- -		- -		168,061	-	168,061
Net loss	- -		- -		- -		- -		- -		- -		- -		- -		-	(9,214,413)	(9,214,414)
Balance, December 31, 2024	1,272,963 $ 13		90,998 $ 1		192,917 $ 2		415,663 $ 4		34,097 $ -		2,183,769 $ 22		- $ -		4,046,267 $ 40	$	42,855,030 $	(26,515,865) $	16,339,245
Sale of Series A Preferred Stock, net of offering cost of $11	- $ -		- $ -		- $ -		- $ -		- $ -		157,122 $ 2		- $ -		- $ -	$	19,010,239 $	- $	19,010,241
Sale of Series B Preferred Stock, net of offering cost of $96	- -		- -		- -		- -		- -		- -		660,738 7		21,305 -		660,731	-	660,731
Exercise of options	- -		- -		- -		- -		- -		- -		- -		- -		50,040	-	50,040
Transfer of retained earnings upon deconsolidation of series	- -		- -		- -		- -		- -		- -		- -		- -		-	-	-
Share-based compensation	- -		- -		- -		- -		- -		- -		- -		- -		-	-	-
Net loss	- -		- -		- -		- -		- -		- -		- -		- -		-	(6,726,821)	(6,726,821)
Balance, December 31, 2025	1,272,963 $ 13		90,998 $ 1		192,917 $ 2		415,663 $ 4		34,097 -		2,340,891 $ 23		660,738 $ 7		4,067,572 $ 40	$	62,576,040 $	(33,242,685) $	29,333,436

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED HOLDINGS, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
Cash Flows from Operating Activities		
Net loss	$ (6,726,821)	$ (9,214,413)
Adjustment to reconcile net loss to net cash used in operating activities:		
Share-based compensation	-	168,061
Depreciation	-	36,326
Amortization	-	-
Impairment loss on investment	55,310	163,045
Credit loss expense	-	130,284
(Increase) Decrease in assets		
Accounts receivable	(34,542)	(257,032)
Prepaid expenses	(115,241)	(93,630)
Due from related parties	1,178,937	5,691,903
Increase (decrease) in liabilities		
Accounts payable	14,293	(60,356)
Credit card payable	37,689	(183,379)
Tenant Deposits	(2,795)	(6,035)
Accrued expenses	799,835	394,324
Net cash used in operating activities	(4,793,334)	(3,230,902)
Cash Flows from Investing Activities		
Purchases of properties	-	-
Investment in related parties	425	(7,102)
Property deposits	72,095	84,540
Net cash used in investing activities	72,520	77,438

	December 31, 2025	December 31, 2024
Cash Flows from Financing Activities		
Disbursements for notes receivable, related parties	(1,699,796)	(3,048,702)
Disbursements for bridge financing receivable, related parties	(16,002,210)	(3,187,726)
Proceeds from the sale of preferred stock	19,670,978	7,329,408
Proceeds from issuance of notes payable	50,362,750	28,434,000
Repayments of notes payable	(32,591,750)	(19,808,000)
Repayments of note payable - domain	(45,000)	(35,463)
Proceeds from option exercises	-	48,402
Net cash provided by financing activities	19,694,972	9,731,920
Net increase (decrease) in cash	14,974,157	6,578,456
Cash and cash equivalents - Beginning of Year	20,641,041	14,062,584
Cash and cash equivalents - End of Year	35,615,198	20,641,041
Cash paid for income taxes	$ -	$ -
Cash paid for interest expenses	$ 1,889,830	$ 1,693,628

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED HOLDINGS, INC.
UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Holdings, Inc. was incorporated on February 21, 2019, as a Delaware corporation. On July 18, 2022, the Company filed an amended and restated certificate of incorporation reflecting the Company's election to be a Delaware public benefit corporation. On August 22, 2023, Arrived Holdings, Inc. filed an amended and restated certificate of incorporation to reverse the Company's election to be a Delaware public benefit corporation. Arrived Holdings, Inc. provides certain management and advisory services to affiliated entities. Arrived Holdings, Inc. also operates a web-based investment platform, which is referred to as the Arrived platform, used by related parties for the offer and sale of interests in series under the various affiliated issuers managed by the Company. Wholly Owned Subsidiaries: Arrived Holdings, Inc. owns and controls several wholly owned subsidiaries that operate in alignment with its core business functions, including, but not limited to, the following:

Arrived Property Manager, LLC, a Delaware limited liability company formed on May 18, 2023, which provides property management services for investment properties, including single-family homes and vacation rentals acquired by affiliates of Arrived Holdings, Inc.

Arrived Fund Manager, LLC, a Delaware limited liability company formed on May 17, 2023, serves as Manager to various Arrived managed entities. Arrived Fund Manager, LLC is a wholly owned subsidiary of Arrived Holdings, Inc. and, through its role as Manager, exercises control over the operations and management of these entities. As a result, these entities are considered related parties under common control.

Arrived Short Term Notes, LLC, a Delaware limited liability company formed on October 19, 2023, is managed by Arrived Fund Manager, LLC and commenced operations on January 16, 2024. Arrived Short Term Notes, LLC is conducting a confidential private offering to accredited investors, offering multiple series of promissory notes with durations ranging from three to eighteen months. Proceeds from the sale of the Notes are intended to be used to make secured loans to Arrived affiliates or investment vehicles managed by the Manager, to purchase secured loans including senior secured and mortgage loans on single-family homes from Arrived related parties, to finance real property acquisitions, to cover Arrived Short Term Notes, LLC costs and expenses, to pay interest and principal on issued notes, and to support other general corporate purposes.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Principles of Consolidation

These consolidated financial statements include the accounts of Arrived Holdings, Inc. and its wholly owned subsidiaries (collectively, the "Company"). All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

Concentration of Credit Risk

Certain financial instruments potentially subject the Company to concentration of credit risk. These financial instruments consist primarily of cash. As of December 31, 2025, the Company did have deposits with a financial institution that exceed the Federal Depository Insurance coverage.

Fair Value of Financial Instruments

The Company measures the fair value of financial assets and liabilities based on the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures" ("ASC 820") which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The carrying amounts of the Company's financial instruments, such as cash, accounts payable and other current liabilities approximate fair values due to the short-term nature of these instruments. The Company believes the carrying amount of its notes payable approximate fair value based on rates and other terms currently available to the Company for similar debt instruments.

Revenue

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers*, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and its wholly owned subsidiaries expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Rental income

The Company's wholly-owned Series operates rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Interest Income

The Company generates interest income from loans made to entities under management.

Reimbursement of Expenses

The Company is reimbursed for out-of-pocket expenditures made on behalf of entities under management.

Commissions & Broker Rebate

When an entity under management buys or sells a property, the Company earns a broker rebate of between 2/3 of 2%-3% of the purchase sales price, which is recognized as revenue at the settlement date of the transaction.

Sourcing Fee

When Arrived Homes, LLC, Arrived Homes Duo, LLC, Arrived Homes 3, LLC, Arrived Homes 4, LLC, and Arrived Homes 5, LLC - entities under management - closes escrow on the sale of membership interest, the Company recognizes a sourcing fee, which is based on 3.5% of the purchase price of the property.

When Arrived STR, LLC or Arrived STR 2, LLC, entities under management, closes escrow on the sale of membership interest, the Company recognizes a sourcing fee, which is based on 5% of purchase price of the property.

For Arrived SFR Genesis Fund, LLC and Arrived Seattle Fund, LLC, sourcing fees vary based on the nature of the investment. For equity investments, sourcing fees are up to 3.50% of the total purchase price of the property. For debt investments in residential real estate loans, sourcing fees are calculated as 0.10% per month of the unpaid principal balance of loan assets, whether held directly, through a credit pool, or in a joint venture.

Offering Service Fee

When an entity under management closes escrow on the sale of membership interest, the Company recognizes an offering service fee, which is based on 2% of the total gross amount of capital raised.

Financing & Holding Fee

When an entity under management closes escrow on the sale of membership interest, the Company recognizes a financing & holding fee, which is based on the purchase price of the property multiplied by an estimated financing cost rate of 1.75%.

Loan Origination Fee

The Company issues notes receivable to affiliated entities and earns a one-time origination fee equal to 2.5% of the loan amount. Under U.S. GAAP, loan origination fees are typically deferred and recognized as revenue over the term of the loan using the effective interest method.

For the year ended December 31, 2025, and 2024, the Company recognized loan origination fees as other income in the period in which the related notes were issued. This treatment was applied because the amounts were deemed immaterial to the consolidated financial statements. The Company evaluates the materiality of origination fees annually to determine the appropriate recognition method based on the specific facts and circumstances.

Property Management Fee

The Company appoints a third-party property management company to serve as property manager for the properties of affiliated entities pursuant to a property management agreement. When a third-party property management company serves as the property manager for long-term rental properties, the affiliated entities are charged a property management fee equal to 8% of all rents collected on a monthly basis. To the extent that a third-party property management company charges the Company a property management fee less than 8%, the Company recognizes the difference as property management fee revenue.

Property Disposition Fee

At the time that an entity under management sells their property, the Company charges that entity a property disposition fee of between 6%-7% of the property's sales price. Actual disposition fees, which cover property sale expenses such as brokerage commissions, and title, escrow and closing costs, are determined by local customary real estate market practices and applicable laws.

Partnership Income

Arrived Holdings, Inc. has partnered with Vontive, Inc. ("Vontive") since December 3, 2023 to include on its website: materials that educate and promote the lender products and a link to the Vontive Platform. Through the link, the Company refers Retail Customers to Vontive, for Vontive to provide a lending offer to Partner's Retail Customers. Vontive will be compensated by the pricing of a mortgage loan. The Company will be compensated through its revenue share of 20%.

Property Management Fee – Arrived Property Manager, LLC

Arrived Property Manager, LLC, manages certain Series of Arrived STR, LLC and Arrived STR 2, LLC (collectively, the "Short-Term Rental Series"), each affiliated Series under a property management agreement is charged a property management fee equal to twenty percent (20%) of all rents and fees collected from those short-term rental properties.

Sourcing Fee for Purchase of Properties – Arrived Fund Manager, LLC

When any Arrived managed entity purchases a property, Arrived Fund Manager, LLC, the Company's wholly owned subsidiary, recognizes a sourcing fee equal to 3.5% of the total purchase price of the property.

Reimbursement of Expenses – Arrived Fund Manager, LLC

The Company's wholly owned subsidiary is reimbursed for out-of-pocket expenditures for management of properties and offering expenses on behalf of Arrived managed entities, as applicable or at the Manager's discretion.

Redemption Fees– Arrived Fund Manager, LLC

The Company is entitled to receive a fixed redemption fee from investors for shares redeemed within six months to one year of the settlement date, ranging from 1.0% to 2.0% of the net asset value per share. Redemptions made within six months are subject to a 2.0% fee, while those made between six months and one year are subject to a reduced fee of 1.0%. No redemption fee is charged on shares held for more than one year.

Monthly Offering Service Fee - Arrived Fund Manager, LLC

Arrived Debt Fund, LLC and Arrived Opportunistic Credit Fund, LLC each pay a monthly offering service fee to Arrived Fund Manager, LLC (the "Manager") on a monthly basis. The monthly offering service fee is calculated at a rate of 0.10% per month based on the total loan portfolio balance.

Asset Management Fee - Arrived Fund Manager, LLC

Arrived Fund Manager, LLC earns an annual asset management fee from each affiliated entity under contract. The asset management fee is an on-going fee related to the management of the assets. The asset management fee is calculated as follows:

Arrived Homes, LLC and its Series: Arrived Fund Manager, LLC recognizes 0.6% of the purchase price of each Series' property. The asset management fee is earned and invoiced on a monthly basis.

Arrived Homes 3, LLC, and its Series: Arrived Fund Manager, LLC recognizes 0.6% of the purchase price of each Series' property, which is earned and invoiced on a monthly basis.

Arrived Duo, LLC, and its Series: Arrived Fund Manager, LLC recognizes 0.6% of the purchase price of each Series' property, which is earned and invoiced on a monthly basis.

Arrived Homes 4, LLC, and its Series: Arrived Fund Manager, LLC recognizes 0.6% of the purchase price of each Series' property, which is earned and invoiced on a monthly basis.

Arrived Homes 5, LLC, and its Series: Arrived Fund Manager, LLC recognizes 0.6% of the purchase price of each Series' property, which is earned and invoiced on a monthly basis.

Arrived STR, LLC and its Series: Arrived Fund Manager, LLC recognizes 5% of the gross revenues of each Series, earned and invoiced monthly. The fee is calculated off the monthly gross revenue of each Series to ensure a more accurate and timely reflection of the Series' financial position and performance.

Arrived STR 2, LLC and its Series: Arrived Fund Manager, LLC recognizes 5% of the gross revenues of each Series, invoiced and recognized on a monthly basis. The fee is calculated off the monthly gross revenue of each Series to ensure a more accurate and timely reflection of the Series' financial position and performance.

Arrived SFR Genesis Fund, LLC: Arrived Fund Manager, LLC recognizes an annual asset management fee equal to 1.0% of Arrived SFR Genesis Fund, LLC's net offering proceeds during the initial period, defined as the first two quarters following the first offering. Following the last day of the second full calendar quarter after the initial qualification of the offering, the fee will instead be calculated at an annualized rate of 1.0% of the Arrived SFR Genesis Fund, LLC's net asset value ("NAV"), determined as of the end of each prior quarterly period. This fee is invoiced and recognized as revenue on a monthly basis as it is deemed earned.

Arrived Debt Fund, LLC: Arrived Fund Manager, LLC recognizes a monthly asset management fee of 0.10%, which is initially based on the net offering proceeds as of the end of each month, after the initial period, defined as the first two quarters following the first offering, the offering service fee will be based on the NAV at the end of each prior quarterly period. Following the last day of the second full calendar quarter after the initial qualification of the offering, the fee will instead be calculated at an annualized rate of 1.0% of the Arrived Debt Fund, LLC's net asset value ("NAV"), determined as of the end of each prior quarterly period. This fee is invoiced and recognized as revenue on a monthly basis as it is deemed earned

Arrived Seattle Fund, LLC: Arrived Fund Manager, LLC recognizes an annual asset management fee equal to 1.0% of Arrived Seattle Fund, LLC's net offering proceeds during the initial period, defined as the first two quarters following the first offering. Following the last day of the second full calendar quarter after the initial qualification of the offering, the fee will instead be calculated at an annualized rate of 1.0% of the

Arrived Seattle Fund, LLC's net asset value ("NAV"), determined as of the end of each prior quarterly period. This fee is invoiced and recognized as revenue on a monthly basis as it is deemed earned.

Arrived Opportunistic Credit Fund, LLC: Arrived Fund Manager, LLC recognizes an annual asset management fee equal to 1.0% of Arrived Opportunistic Credit Fund, LLC's net offering proceeds during the initial period, defined as the first two quarters following the first offering. Following the last day of the second full calendar quarter after the initial qualification of the offering, the fee will instead be calculated at an annualized rate of 1.0% of the Arrived Opportunistic Credit Fund, LLC's net asset value ("NAV"), determined as of the end of each prior quarterly period. This fee is invoiced and recognized as revenue on a monthly basis as it is deemed earned.

Timing of Revenue Recognition

The Company recognizes revenue over time for services that are continuous in nature, such as asset management, property management, and reimbursement-based activities, as the services are provided and the affiliated entities simultaneously receive and consume the benefits. Revenue related to transactions that are event-driven, such as sourcing, offering, financing and holding, loan origination, commissions, and property disposition fees, is recognized at a point in time when the underlying transaction is completed or the performance obligation is otherwise satisfied.

Prepaid and Accrued Expenses

Prepaid expenses primarily consist of prepaid insurance, software, and subscription costs. Accrued expenses may include payroll-related liabilities, accrued interest on notes payable, software and subscription costs, and other outstanding payables as of year-end.

Deposits

Deposits classified as assets represent amounts paid or incurred by the Company, including security deposits for its wholly-owned Series, earnest money deposits on properties, and deposits related to professional service retainers. Tenant deposits are recorded as liabilities and represent security deposits received from tenants.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company's property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-15 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. No impairment losses were recognized for the years ended December 31, 2025 and 2024.

Indefinite Life Intangible Assets

The Company recognizes intangible assets with indefinite lives, including domain names, which are not amortized but are subject to annual impairment testing. The impairment test compares the fair value of each indefinite life intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized.

Fair value determinations are based on valuation techniques appropriate to the nature of the assets and may involve significant judgments and estimates. The Company reevaluates the indefinite life classification of these assets annually. No impairment losses were recognized for the years ended December 31, 2025, and 2024.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Loss Per Share

The Company follows FASB ASC 260 when reporting earnings (loss) per share resulting in the presentation of basic and diluted earnings (loss) per share. Because the Company reported a net loss for each of the years ended December 31, 2025, and 2024, common stock equivalents, including preferred stock, stock options, and warrants were anti-dilutive; therefore, the amounts that would be reported for basic and diluted loss per share would be the same. Since the Company is a private company, loss per share is not presented.

Organizational Costs

In accordance with FASB ASC 720, *Organizational Costs*, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation.

The Company accounts for income taxes using the liability method in accordance with ASC 740, *Income Taxes.* Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, measured using the tax rates expected to apply when those differences reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions and recognizes tax benefits only if it is more likely than not that the position will be sustained upon examination by the relevant taxing authority, based on the technical merits of the position and assuming full knowledge of all relevant information. For tax positions that meet the recognition threshold, the Company measures the tax benefit as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. Tax positions that do not meet the recognition threshold are not recognized in the consolidated financial statements.

Stock-Based Compensation

The Company measures stock-based awards at grant-date fair value and recognizes employee and consultant compensation expenses on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock- based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which calculates the midpoint between the vesting commencement date and the contractual expiration date. The Company applies this method because it has limited historical data to develop reasonable expectations regarding future exercise behavior and employee retention. Under the simplified method, the expected term is based on the average of the vesting tranches and the contractual life of each grant.

Expected stock price volatility is estimated using a group of comparable public companies with characteristics similar to the Company. The fair value of the Company's common stock on grant date is determined based on independent 409A valuations. The risk-free interest rate is derived from U.S. Treasury yields with maturities approximating the expected term of the options. The Company has elected to account for forfeiture of stock-based awards as they occur.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses ("Topic 326"), Measurement of Credit Losses on Financial Instruments. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update were extended by ASU No. 2019-10 and are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. The Company adopted this new guidance effective January 1, 2023, utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company's consolidated financial statements but did change how the allowance for credit losses is determined.

Recently Issued Accounting Pronouncements Not Yet Adopted

As of December 31, 2025, there are no recently issued accounting standards not yet adopted which would have a material effect on the Company's consolidated financial statements.

NOTE 3 – OTHER ASSETS

Other assets consist mainly of the domain name *arrived.com*, along with related trademark and intellectual property rights and all associated internet traffic acquired in October 2022. The total purchase consideration included cash, the issuance of common stock, and a note payable to the seller (see Note 13).

NOTE 4: BRIDGE FINANCING RECEIVABLE, RELATED PARTIES

Bridge financing provided to Series of related parties. Certain bridge notes are interest-only, bearing interest rates of 6.5% - 7.5%, with balloon payments maturing between May 2026 and June 2027. No prepayment penalties are assessed if a Series elects to repay the outstanding principal prior to maturity.

Transactions with entities under common control are considered related-party transactions. To the extent that the borrowers are entities included in the consolidated financial statements, the related receivables and payables are eliminated in consolidation.

NOTE 5: NOTES RECEIVABLE, RELATED PARTIES

Promissory notes were originally issued with a five-year term and bear interest at rates ranging from 5.95% to 6.99%.

Operational notes require monthly interest-only payments at stated interest rates ranging from 6.5% to 7.5%, mature in 18 months, and are secured by the Series and related security agreements. The borrower may extend the maturity date for up to two additional six-month periods. While these operational notes may be renewed on a short-term basis, they are expected to continue beyond one year, and as such, management considers them to be long-term in nature.

NOTE 6: INVESTMENTS IN RELATED PARTIES

The Company invests in entities under common management and other affiliated entities, which are accounted for under the cost method. These investments are carried at historical cost unless an impairment is identified. The Company evaluates such investments at least annually, or more frequently if events or changes in circumstances indicate the carrying value may not be recoverable.

NOTE 8: DEPOSITS

As of December 31, 2025, and 2024, deposits consist of security deposits for the Company's wholly-owned Series, property earnest money deposits, legal retainers and other deposits.

NOTE 9: ACCRUED EXPENSES

Accrued expenses consist primarily of the following:

- Audit and professional fees related to annual financial statement audits and other assurance services
- Tax compliance and advisory fees
- Employee benefits
- Legal fees related to ongoing matters
- Marketing and promotional expenses incurred but not yet invoiced
- Software subscription and technology service fees
- Accrued interest expense
- General and administrative expenses

These accruals represent obligations for services rendered or expenses incurred prior to year-end for which invoices had not yet been received. All accrued expenses are expected to be settled within twelve months.

NOTE 10: RELATED PARTY TRANSACTIONS

Interest Payments/Repayment of Advances and Loans

The Company makes advances and loans to entities under management and other affiliated entities and receives repayments of advances and loans and interest payments from entities under management and other affiliated entities. The amounts are due on demand interest free and without collateral.

Due from (to) Related Party

The Company enters into various transactions with entities under management and other affiliated entities in the normal course of operating and financing activities. The due from (to) related party balances are interest free with no formal repayment terms.

NOTE 12: NOTES PAYABLE, NET

Beginning January 16, 2024, Arrived Short Term Notes, LLC began issuing Short Term Notes to raise funds from investors. Proceeds from these notes were used to finance property acquisitions, provide bridge financing for the purchase of loans, and support ongoing operational needs of consolidated entities under management. All intercompany transactions and balances have been eliminated upon consolidation.

Total interest expense for the years ended December 31, 2025 and 2024 was $1,778,334 and $994,130, respectively.

NOTE 13: NOTE PAYABLE, DOMAIN, NET

As consideration toward the purchase of domain name (Note 3), the Company entered into a zero interest note payable with a face value of $225,000. The note is payable over 60 months at $3,750 per month. Due to the absence of a stated interest rate, in accordance with FASB ASC 835-30, the Company calculated the present value of the note payable at issuance using the imputed interest rate of 8%, resulting in an initial carrying amount of $174,886. The difference between the face amount of the note ($225,000) and its present value ($174,886) represents a discount on the note payable of $50,114. The Company is amortizing this discount over the life of the note using the effective interest rate method, which results in an increasing amount of interest expense over the note's term. The above reflects the note payable terms and amortization methodology as of December 31, 2024.

As of December 31, 2025, the Company has made 38 monthly payments of $3,750, totaling $142,500 in cumulative cash payments since issuance. The net carrying amount of the note payable as of December 31, 2025 is $63,384, reflecting the remaining unamortized principal balance after discount accretion of $6,748 recognized as interest expense during the year ended December 31, 2025. The remaining balance is expected to be fully repaid by October 2027, consistent with the original 60-month term. As of December 31, 2024, the net carrying amount of the note payable was $101,635.

NOTE 14: STOCKHOLDERS' EQUITY

Convertible Preferred Stock

On June 3, 2021, the Company filed with the Delaware Secretary of State an Amendment to the Certificate of Incorporation which, among other things, designated the rights, preferences, and privileges of the Series Seed Preferred Stock.

The Preferred Stock is entitled to a dividend at the rate of 8% (non-cumulative) of the Original Issue Price only as and if declared by the Board of Directors. Each share of Preferred Stock is convertible, at the option of the holder, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The "Conversion Price" shall initially be equal to the Original Issue Price for such series of the preferred stock. Each such Conversion Price, and the rate at which shares of a series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustments.

On March 17, 2022, the Company filed with the Delaware Secretary of State an Amendment to the Certificate of Incorporation which, among other things, increased the number of authorized shares of Company's Common Stock by 1,900,000 for a total number of authorized shares of 8,900,000, increased the number of authorized shares of the Company's Preferred Stock by 1,688,687 for a total number of authorized shares of 3,695,325, designated 1,688,687 shares of Preferred Stock as Series A Preferred Stock, increased the maximum number of shares of Common Stock that may be issued under the 2019 Stock Plan by 389,315 for a total number of shares that may be issued of 1,072,599. In March 2022, The Company sold 1,688,687 shares of Series A Preferred Stock with an Original Issue Price of $14.8044 for proceeds of $24,999,820. During the year ended December 31, 2024, the Company sold 495,082 shares of Series A Preferred Stock with an Original Issue Price of $14.8044 for proceeds of $7,329,408.

During the year ended December 31, 2025, the Company filed a Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which among other things, increased the total number of authorized shares of Common Stock from 8,900,000 to 10,900,000. In connection therewith, the Company sold an additional 157,122 shares of Series A Preferred Stock with an Original Issue Price of $14.8044 pursuant to a Series A Preferred Stock Purchase Agreement dated May 22, 2025, with Arrived III, a series of Wefunder

SPV, LLC, for aggregate gross proceeds of $2,326,097, net of offering costs of $116,293, resulting in net proceeds of $2,209,804.

Series B Preferred Stock

During the year ended December 31, 2025, the Company designated 939,618 shares of Series B Preferred Stock, $0.00001 par value per share, with an Original Issue Price of $26.6065 per share, pursuant to an Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State. The Company completed two closings during 2025: an initial closing on July 24, 2025, in which 642,698 shares were sold for aggregate gross proceeds of $17,099,944, and a subsequent closing on August 11, 2025, in which 18,040 additional shares were sold for gross proceeds of $479,981, resulting in total gross proceeds of $17,579,926, net of offering costs of $96,717, for total net proceeds of $17,483,209. As of December 31, 2025, a total of 660,738 shares of Series B Preferred Stock were issued and outstanding. The rights, preferences, and privileges of the Series B Preferred Stock, including dividend rights and conversion terms, are as stated in the Company's Amended and Restated Certificate of Incorporation and as provided by the Delaware General Corporation Law.

Common Stock

The Company has 10,900,000 authorized shares of Common Stock with a par value of $0.00001 per share.

2019 Stock Plan

During 2019, the Board of Directors adopted the 2019 Stock Plan which was approved by stockholders. Under the 2019 Stock Plan, the Company is authorized to grant awards of stock options, restricted stock, restricted stock units and other stock-based awards of up to an aggregate of 682,684 shares of common stock to any officer, employee, director or consultant. On March 17, 2022, the maximum number of shares that may be issued was increased to 1,072,599. The 2019 Stock Plan is intended to permit stock options granted to employees to qualify as Incentive Stock Options. All options granted under the 2019 Stock Plan, which are not intended to qualify as Incentive Stock Options, are deemed to be Non-Statutory Stock Options.

The 2019 Stock Plan is administered by the Board of Directors, which determines the persons to whom awards will be granted, the number of awards to be granted, and the specific terms of each grant, including the vesting thereof.

In connection with Incentive Stock Options, the exercise price of each option may not be less than 100% of the fair market value of the common stock on the date of the grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the Company).

NOTE 15: REVENUE

The Company's revenue consists of the following; Commission & Broker Rebate, Sourcing Fee, Offering Service Fee, Financing & Holding Fee, Asset Management Fee, Property Management Fee, Property Management Fee Income, Project Management Fee Income, Rental Income, Partnership Income, Redemption Fee Income, Monthly Offering Service Fees, Interest Income, Bridge / Revolver Interest Income, and Mortgage Interest Income which are all from transactions with unconsolidated related parties, except for rental income, partnership income and interest income:

NOTE 16: INCOME TAXES

Income tax expense was $0 due to net losses. There is no income tax benefit for the losses, since management has determined that the realization of the net tax deferred asset is not assured and has created a valuation allowance for the entire amount of such benefits.

The Company's deferred tax assets are primarily attributable to net operating loss carryforwards and research & development costs capitalized for tax purposes. The federal NOL can be carried forward indefinitely but is subject to

an 80% taxable income limitation for the year in which the NOL is used. Since management has determined that the realization of the net tax deferred assets is not assured, a valuation allowance for the entire amount of such benefits has been recorded. Any state NOLs are immaterial.

As of January 1, 2025, the Company had no unrecognized tax benefits, and accordingly, the Company did not recognize interest or penalties during 2025 related to unrecognized tax benefits. There has been no change in unrecognized tax benefits during the year ended December 31, 2025, and there was no accrual for uncertain tax positions as of December 31, 2025. Tax years from 2021 through 2025 remain subject to examination by major tax jurisdictions.